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Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.     Name and Address of Company:

  Penn West Energy Trust ("Penn West")
  Suite 2200, 425 - 1st Street S.W.
  Calgary, Alberta T2P 3L8

2.     Date of Material Change:

  October 30, 2007

3.     News Release:

  A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNW Group on October 31, 2007 and would have been received by the securities commissions where Penn West is a "reporting issuer" and the stock exchanges on which the securities of Penn West are listed and posted for trading in the normal course of their dissemination.

4.     Summary of Material Change:

  Penn West, Penn West Petroleum Ltd. ("PWPL"), Canetic Resources Trust ("Canetic") and Canetic Resources Inc. ("CRI") entered into an agreement dated October 30, 2007 (the "Combination Agreement") with respect to a proposed transaction (the "Transaction") to combine Penn West and Canetic. The merged trust will continue to operate under the name "Penn West Energy Trust" ("New Penn West").

5.     Full Description of Material Change:

5.1   Full Description of Material Change

  The Transaction

  Penn West, PWPL, Canetic and CRI have entered into the Combination Agreement pursuant to which Penn West and Canetic will combine to form the largest conventional oil and gas trust in North America. New Penn West will continue to operate under the name "Penn West Energy Trust".

  Pursuant to the Transaction, holders of trust units of Canetic ("Canetic Units") will receive for each Canetic Unit held, 0.515 of a trust unit of Penn West ("Penn West Unit"). In addition, Canetic will declare a special cash distribution of $0.09 per Canetic Unit payable to holders of Canetic Units on or preceding the effective date of the Transaction.

  It is intended that the Transaction will be structured to allow Canetic unitholders to receive Penn West Units on a tax-deferred basis for Canadian and United States income tax purposes. It is also intended, to the extent possible, that the Transaction will be structured to qualify for the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act of 1933, as amended. It is currently anticipated that the Transaction will be carried out pursuant to a plan of arrangement under the Business Corporations Act (Alberta).

  An information circular detailing the Transaction is anticipated to be mailed to Canetic unitholders in early December 2007 for a meeting (the "Canetic Meeting") expected to take place in mid-January, 2008. Closing of the Transaction is expected to take place in mid-January 2008.

  The Transaction will require the approval of at least two-thirds of the votes cast by the Canetic unitholders voting at the Canetic Meeting. Implementation of the Transaction will also require the satisfaction of several conditions contemplated in the Combination Agreement, including the approval of the Court of Queen's Bench of Alberta and the receipt of necessary regulatory approvals.

  Combined Management Team

  New Penn West will be led by William E. Andrew as Chief Executive Officer, J. Paul Charron as President and David W. Middleton as Chief Operating Officer, and will include senior management from both Penn West and Canetic including:

  Richard J. Tiede, Senior Vice President, Business Development
  Thane A.E. Jensen, Senior Vice President, Exploration and Development
  Todd H. Takeyasu, Senior Vice President, Finance — Treasury
  David J. Broshko, Senior Vice President, Finance — Financial Reporting
  Mark P. Fitzgerald, Senior Vice President, Operations
  Eric J. Obreiter, Senior Vice President, Production
  Brian D. Evans, Senior Vice President, General Counsel and Corporate Secretary
  Keith Luft, Senior Vice President, Stakeholder Relations

  Combined Board of Directors

  The board of directors of New Penn West will be drawn from the existing boards of Penn West and Canetic and will be led by John A. Brussa from the Penn West board as Chairman and by Jack C. Lee from the Canetic board as Vice Chairman. The board of directors of New Penn West will consist of ten individuals, seven of which will be current members of the Penn West board and the remaining three will be current members of the Canetic board.

  Pro Forma Distributions

  It is anticipated that New Penn West's distribution will be set at C$0.34 per unit per month beginning with the first distribution payable following completion of the Transaction. If the closing of the Transaction proceeds as planned, Canetic unitholders will receive their first $0.34 monthly distribution effective with the January 2008 New Penn West distribution, payable on or about February 15, 2008.

  Board Approvals

  The board of directors of PWPL has unanimously endorsed the Transaction and approved the Combination Agreement, has unanimously determined that the Transaction and the Combination Agreement are in the best interests of Penn West and the Penn West unitholders, and has, based on the opinion of its financial advisor, unanimously determined that the Transaction is fair, from a financial point of view, to Penn West unitholders.

  The board of directors of CRI has unanimously endorsed the Transaction and approved the Combination Agreement, has unanimously determined that the Transaction and the Combination Agreement are in the best interests of Canetic and the Canetic unitholders, and has, based on the opinion of its financial advisor, unanimously determined that the Transaction is fair, from a financial point of view, to Canetic unitholders and has resolved unanimously to recommend approval of the Transaction by Canetic unitholders.

  Previously Announced Transactions

  It is Penn West's intention to complete the previously announced acquisition of Vault Energy Trust and it is Canetic's intention to complete the previously announced acquisition of Titan Exploration Ltd. Completion of the Transaction is not conditional on either of these transactions proceeding.

  Advisors

  Scotia Waterous Inc. is acting as financial advisor to Penn West with respect to the Transaction. Scotia Waterous Inc. has advised the board of directors of PWPL that it is of the opinion, as of the date of the Combination Agreement, that the consideration to be offered by Penn West pursuant to the Transaction is fair from a financial point of view to Penn West unitholders. CIBC World Markets Inc. and RBC Capital Markets are acting as strategic advisors to Penn West.

  BMO Capital Markets and TD Securities Inc. are acting as financial advisors to Canetic with respect to the Transaction. BMO Capital Markets has advised the board of directors of CRI that it is of the opinion, as of the date of the Combination Agreement, that the consideration to be received by Canetic unitholders is fair from a financial point of view to Canetic unitholders.

  Non-Solicitation Provisions in the Combination Agreement

  Pursuant to the Combination Agreement, each of Penn West and Canetic has agreed to immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Combination Agreement with respect to any Acquisition Proposal (as defined herein) and to immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such party relating to an Acquisition Proposal and to use all reasonable commercial efforts to ensure that such requests are honoured.

  Pursuant to the Combination Agreement, each of Penn West and Canetic has agreed not to, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

    (i)
    solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal;

    (ii)
    enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

    (iii)
    waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

    (iv)
    accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

    provided, however, that notwithstanding any other provision hereof, each party and its officers, directors and advisers may:

    (v)
    enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Combination Agreement, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality and standstill agreements dated October 17, 2007 (the "Confidentiality Agreements") entered into between Penn West and Canetic (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other party as set out below), may furnish to such third party information concerning such party and its business, properties and assets, in each case if, and only to the extent that:

    (A)
    the third party has first made a written bona fide Acquisition Proposal which the board of directors of the administrator of such party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for unitholders of the Receiving Party (as herein defined) than the transaction contemplated by the Combination Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws (a "Superior Proposal"); and

      (B)
      prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such party provides prompt notice to the other party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the other party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such party shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other party, copies of all information provided to such party and all other information reasonably requested by the other party), within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal and answer the other party's questions with respect thereto; and

    (vi)
    comply with Section 172 of the Securities Act (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

    (vii)
    accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Combination Agreement after receiving the advice of outside counsel as reflected in minutes of the board of directors of such party, that the taking of such action is necessary for the board of directors of such party in discharge of its fiduciary duties under applicable laws and such party complies with its obligations in the Combination Agreement and terminate the Combination Agreement in accordance with the Combination Agreement and concurrently therewith pays the termination fee as contemplated therein to the other party.

  Any party in receipt of a Superior Proposal (a "Receiving Party") shall give the other party (the "Responding Party"), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of the Receiving Party to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction. In addition, during such 72 hour period the Receiving Party shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Combination Agreement and the Transaction as would enable the Receiving Party to proceed with the Transaction as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend the Combination Agreement and the Transaction to provide the holders of Penn West Units or the Canetic Units, as applicable, (the "Receiving Party Securities") with a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the administrator of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the administrator of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction.

  "Acquisition Proposal" means, with respect to Penn West or Canetic, as the case may be, any inquiry or the making of any proposal to such party or its unitholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

  (i) an acquisition from such party or its unitholders of 20% or more of the voting securities of such party or its subsidiaries; (ii) any acquisition of a substantial amount of assets of such party or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such party or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving such party or its subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Combination Agreement or the Transaction or which would or could reasonably be expected to materially reduce the benefits to the other party under the Combination Agreement or the Transaction; except that for the purpose of the definition of "Superior Proposal" above, the references in the definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets".

  Canetic Damages Event Pursuant to the Combination Agreement

  If at any time after the execution of the Combination Agreement:

    (i)
    Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

    (ii)
    Penn West is in breach of any of its covenants made in the Combination Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Penn West Material Adverse Change (as such term is defined in the Combination Agreement) or materially impedes the completion of the Transaction, and Penn West fails to cure such breach within five business days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008); or

    (iii)
    Penn West is in breach of any of its representations or warranties made in the Combination Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Penn West Material Adverse Change or materially impedes the completion of the Transaction, and Penn West fails to cure such breach within five business days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008),

  (each of the above being a "Canetic Damages Event"), then in the event of the termination of the Combination Agreement in accordance with its terms, Penn West shall pay to Canetic $125 million as liquidated damages in immediately available funds to an account designated by Canetic within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Penn West shall be deemed to hold such funds in trust for Canetic. Penn West shall only be obligated to pay a maximum of $125 million pursuant to the foregoing.

  Penn West Damages Event Pursuant to the Combination Agreement

  If at any time after the execution of the Combination Agreement:

    (i)
    the Canetic board of directors has withdrawn or changed any of its recommendations or determinations referred to in the Combination Agreement in a manner adverse to Penn West or shall have resolved to do so prior to the effective date of the Transaction;

    (ii)
    a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Canetic unitholders or to Canetic and the Canetic unitholders do not approve the Transaction or the Transaction is not submitted for their approval, and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Canetic is consummated within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

    (iii)
    Canetic accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

    (iv)
    Canetic is in breach of any of its covenants made in the Combination Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Canetic Material Adverse Change (as such term is defined in the Combination Agreement) or materially impedes the completion of the Transaction, and Canetic fails to cure such breach within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008); or

    (v)
    Canetic is in breach of any of its representations or warranties made in the Combination Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Canetic Material Adverse Change or materially impedes the completion of the Transaction, and Canetic fails to cure such breach within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008),

  (each of the above being a "Penn West Damages Event"), then in the event of the termination of the Combination Agreement in accordance with its terms, Canetic shall pay to Penn West $125 million as liquidated damages in immediately available funds to an account designated by Penn West within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Canetic shall be deemed to hold such funds in trust for Penn West. Canetic shall only be obligated to pay a maximum of $125 million pursuant to the Combination Agreement. In the event that a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Canetic unitholders or to Canetic and the Canetic unitholders do not approve the Transaction or the Transaction is not submitted for their approval; and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Canetic is not consummated within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made; then Canetic shall pay to Penn West $5 million, in full satisfaction of, and as a fixed amount for reimbursement of, all expenses, including all third party expenses and costs, of Penn West in relation to the Transaction.

  Each party acknowledges in the Combination Agreement that all of the payment amounts set out above are payments of liquidated damages which are a genuine pre-estimate of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of the Combination Agreement and are not penalties. Each party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amount pursuant to the Combination Agreement is the sole monetary remedy of the party receiving such payment provided, however, that this limitation shall not apply in the event of fraud or willful breach of the Combination Agreement by the party obligated to make such payment. Nothing in the Combination Agreement precludes a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Combination Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith.

  Termination Pursuant to the Combination Agreement

  The Combination Agreement may be terminated at any time prior to the effective date of the Transaction:

    (a)
    by mutual written consent of Penn West and Canetic;

    (b)
    if any of the conditions set forth in the Combination Agreement in favour of Penn West and Canetic are not, as applicable, satisfied or waived;

    (c)
    by Penn West upon the occurrence of a Penn West Damages Event as provided for in the Combination Agreement provided that in the event of a Penn West Damages Event provided for in paragraph (i) under the heading "Penn West Damages Event Pursuant to the Combination

      Agreement" above, the Combination Agreement may not be terminated by Penn West unless Canetic unitholders do not approve the Transaction or the Transaction is not submitted for their approval;

    (d)
    by Canetic upon the occurrence of a Canetic Damages Event as provided for in the Combination Agreement;

    (e)
    by Penn West upon the occurrence of a Canetic Damages Event as provided for in paragraph (i) under the heading "Canetic Damages Event Pursuant to the Combination Agreement" above (and provided Penn West has complied with its obligations in the Combination Agreement with respect to providing Canetic with a right to match any competing offer as described under "Non-Solicitation Provisions in the Combination Agreement" above) and the payment by Penn West to Canetic of the amount required by the Combination Agreement as described under the heading "Canetic Damages Event Pursuant to the Combination Agreement" above; and

    (f)
    by Canetic upon the occurrence of a Penn West Damages Event as provided in paragraph (iii) under the heading "Penn West Damages Event Pursuant to the Combination Agreement" above (and provided Canetic has complied with its obligations set forth in the Combination Agreement with respect to providing Penn West with a right to match any competing offer as described under "Non-Solicitation Provisions in the Combination Agreement" above) and the payment by Canetic to Penn West of the amount required by the Combination Agreement as described under the heading "Penn West Damages Event Pursuant to the Combination Agreement" above.

  In the event of the termination of the Combination Agreement in the circumstances set out in paragraphs (a) through (f) above, the Combination Agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party thereunder except with respect to the obligations to pay the fees in respect of a Canetic Damages Event or a Penn West Damages Event, as applicable, pursuant to the Combination Agreement and each party's obligations in the Confidentiality Agreements, which shall survive such termination.

5.2   Disclosure for Restructuring Transactions

  Not applicable.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

  Not applicable.

7.     Omitted Information:

  Not applicable.

8.     Executive Officer:

  For further information, contact Keith Luft, Vice-President, Land and Legal by telephone at (403) 218-8721.

9.     Date of Report:

  November 7, 2007

  Advisory Regarding Forward-Looking Statements and Forward-Looking Information

  This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this material change report contains forward looking statements and information concerning the proposed form and effective date of the Transaction, distribution levels of New Penn West and the completion of previously announced acquisitions.

  The forward-looking statements and information are based on certain key expectations and assumptions made by Penn West, including expectations and assumptions concerning the timing of receipt of regulatory and securityholder approvals. Although Penn West believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Penn West can give no assurance that they will prove to be correct.

  Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: failure to obtain required regulatory and other approvals; failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessments of the values of the other entity; and failure to obtain the required securityholder, court, regulatory and other third party approvals. This material change report also contains forward-looking statements and information concerning the anticipated completion of the Transaction and the anticipated timing for completion of the Transaction. Penn West has provided these anticipated times in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time required to prepare meeting materials for mailing, the timing of receipt of the necessary regulatory and court approvals and the time necessary to satisfy the conditions to the closing of the Transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory or court approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

  Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West's or New Penn West's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Penn West's website (www.pennwest.com).

  The forward-looking statements and information contained in this material change report are made as of the date hereof and Penn West undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

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FORM 51-102F3 MATERIAL CHANGE REPORT